UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Explanatory Note

This Amendment No. 1 to Current Report on Form 6-K/A (the “6-K Amendment”) is being filed to amend the Current Report on Form 6-K of High-Trend International Group (the “Company”) filed on March 13, 2025 in order to correct an inadvertent error in the description of the roles to which Mr. Christopher Nixon Cox was elected. Effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the chairman of the Board of the Company, rather than as an independent director.

Change of Directors

Effective March 13, 2025, Mr. Jinyu Chang resigned as the chairman of the Board of Directors (“Board”) of High-Trend International Group (the “Company”). He will continue to serve as a director of the Company. Also effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the chairman of the Board of the Company. The Company also named Mr. Bo Cui as its new Chief Legal Officer.

Issuance of Press Release

On March 13, 2025, the Company issued a press release concerning these events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2025	HIGH-TREND INTERNATIONAL GROUP

/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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